Exhibit 99.2

Fresenius Medical Care AG & Co. KGaA

COMPLETE OVERVIEW OF THE RESULTS FOR THE FIRST QUARTER 2016

May 3, 2016

Investor Relations

phone: +49 6172 609 2525

fax: +49 6172 609 2301

email: ir@fmc-ag.com

Content:

Statement of earnings	page 1

Segment information	page 2

Balance Sheet	page 3

Cash flow	page 4

Revenue development	page 5

Key metrics	page 7

Quality data	page 9

Reconciliation	page 10

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Copyright by Fresenius Medical Care AG & Co. KGaA

Statement of earnings

	Three months ended March 31
in US$ million, except share data, unaudited	2016	2015	Change

Health Care revenue	3,525	3,289	7.2%
Less: patient service bad debt provision	111	107	3.7%
Net Health Care revenue	3,414	3,182	7.3%
Dialysis products revenue	791	778	1.7%
Total net revenue	4,205	3,960	6.2%

Costs of revenue	2,887	2,776	4.0%
Gross profit	1,318	1,184	11.3%
Selling, general and administrative	760	655	15.8%
Research and development	37	31	21.1%
Income from equity method investees	(19)	(6)	199.3%
Operating income (EBIT)	540	504	7.1%

Interest income	(11)	(60)	-81.5%
Interest expense	116	162	-28.2%
Interest expense, net	105	102	3.1%
Income before taxes	435	402	8.1%
Income tax expense	138	138	0.3%
Net income	297	264	12.2%
Less: Net income attributable to noncontrolling interests	69	54	25.1%
Net income attributable to shareholders of FMC AG & Co. KGaA	228	210	8.8%

Operating income (EBIT)	540	504	7.1%
Depreciation and amortization	182	176	3.4%
EBITDA	722	680	6.1%
EBITDA margin	17.2%	17.2%

Weighted average number of shares	305,325,185	303,683,075

Basic earnings per share	0.75 €	0.69 €	8.2%
Basic earnings per ADS	0.37 €	0.35 €	8.2%

In percent of revenue
Costs of revenue	68.7%	70.1%
Gross profit	31.3%	29.9%
Operating income (EBIT)	12.8%	12.7%
Net income attributable to shareholders of FMC AG & Co. KGaA	5.4%	5.3%

Segment information

	Three months ended March 31
unaudited	2016	2015	Change

Total
Revenue in US$ million	4,205	3,960	6.2%
Operating income (EBIT) in US$ million	540	504	7.1%
Operating income margin in %	12.8%	12.7%
Delivered EBIT in US$ million	471	450	4.9%
Days sales outstanding (DSO)	74	71
Employees (full-time equivalents)	104,687	101,543

North America
Revenue in US$ million	3,044	2,771	9.8%
Operating income (EBIT) in US$ million	436	340	28.3%
Operating income margin in %	14.3%	12.3%
Delivered EBIT in US$ million	370	288	28.6%
Days sales outstanding (DSO)	60	52

U.S.
Revenue per dialysis treatment in US$	348	341	1.8%
Cost per dialysis treatment in US$	281	288	-2.4%

International
Revenue in US$ million	1,158	1,180	-1.8%
Operating income (EBIT) in US$ million	206	244	-15.5%
Operating income margin in %	17.8%	20.6%
Delivered EBIT in US$ million	203	242	-15.6%
Days sales outstanding (DSO)	110	114

EMEA
Revenue in US$ million	631	629	0.3%
Operating income (EBIT) in US$ million	130	141	-8.1%
Operating income margin in %	20.6%	22.5%
Delivered EBIT in US$ million	129	141	-8.1%
Days sales outstanding (DSO)	104	110

Asia-Pacific
Revenue in US$ million	374	353	6.0%
Operating income (EBIT) in US$ million	65	85	-23.0%
Operating income margin in %	17.4%	23.9%
Delivered EBIT in US$ million	63	83	-23.2%
Days sales outstanding (DSO)	104	112

Latin America
Revenue in US$ million	153	198	-22.6%
Operating income (EBIT) in US$ million	11	18	-39.1%
Operating income margin in %	7.1%	9.0%
Delivered EBIT in US$ million	11	18	-39.2%
Days sales outstanding (DSO)	148	133

Corporate
Revenue in US$ million	3	9	-62.8%
Operating income (EBIT) in US$ million	(102)	(80)	28.6%
Delivered EBIT in US$ million	(102)	(80)	28.5%

Balance sheet

	March 31	December 31
in US$ million, except debt/EBITDA ratio	2016	2015
	(unaudited)	(audited)
Assets
Current assets	7,147	6,768
Goodwill and Intangible assets	13,984	13,863
Other non-current assets	4,936	4,734
Total assets	26,067	25,365

Liabilities and equity
Current liabilities	4,448	4,149
Long-term liabilities	9,723	9,692
Noncontrolling interests subject to put provisions and other temporary equity	1,088	1,028
Total equity	10,808	10,496
Total liabilities and equity	26,067	25,365

Equity/assets ratio	41%	41%

Debt
Short-term debt	349	109
Short-term debt from related parties	64	19
Current portion of long-term debt and capital lease obligations	678	664
Long-term debt and capital lease obligations, less current portion	7,848	7,854
Total debt	8,939	8,646

Debt/EBITDA ratio	2.8	2.8

In accordance with ASU 2015-17 (Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes) as of December 31, 2015 deferred taxes previously recorded in current assets and liabilities have been reclassified to noncurrent assets and liabilities in the amount of US$216 million and US$36 million, respectively.  As a result of deferred tax netting, noncurrent assets and liabilities were then adjusted in the amount of US$168 million.

Cash flow statement

	Three months ended March 31
in US$ million, unaudited	2016	2015
Operating activities
Net income	297	264
Depreciation / amortization	182	176
Change in working capital and other non-cash items	(299)	7
Net cash provided by operating activities	180	447
In percent of revenue	4.3%	11.3%

Investing activities
Purchases of property, plant and equipment	(250)	(201)
Proceeds from sale of property, plant and equipment	4	4
Capital expenditures, net	(246)	(197)

Free cash flow	(66)	250
In percent of revenue	-1.6%	6.3%

Acquisitions and investments, net of cash acquired, and purchases of intangible assets	(91)	(22)
Proceeds from divestitures	—	11
Acquisitions and investments, net of divestitures	(91)	(11)
Free cash flow after investing activities	(157)	239

Revenue development

in US$ million, unaudited	2016	2015	Change	Change at cc	Organic growth	Same market treatment growth[1]

Three months ended March 31
Total revenue	4,205	3,960	6.2%	8.7%	7.3%
Net Health Care	3,414	3,182	7.3%	9.3%	7.3%	4.0%
Dialysis products	791	778	1.7%	6.5%	6.9%

North America	3,044	2,771	9.8%	9.8%	7.4%
Net Health Care	2,832	2,571	10.1%	10.1%	7.5%	4.0%
Thereof Net Care Coordination revenue	522	434	20.2%	20.2%	16.9%
Thereof Net Dialysis Care revenue	2,310	2,137	8.1%	8.1%	5.6%	4.0%
Dialysis products	212	200	5.8%	5.8%	6.0%

International	1,158	1,180	-1.8%	6.7%	7.4%
Net Health Care	582	611	-4.7%	5.7%	6.6%	4.0%
Dialysis products	576	569	1.3%	7.7%	8.3%

EMEA	631	629	0.3%	5.2%	4.3%
Net Health Care	301	301	0.0%	5.8%	3.5%	3.8%
Dialysis products	330	328	0.5%	4.6%	5.0%

Asia-Pacific	374	353	6.0%	10.1%	10.8%
Net Health Care	168	164	2.5%	2.8%	4.2%	6.7%
Dialysis products	206	189	9.1%	16.4%	16.4%

Latin America	153	198	-22.6%	5.4%	11.6%
Net Health Care	113	146	-22.5%	8.7%	16.1%	2.2%
Dialysis products	40	52	-22.7%	-4.0%	-0.4%

Corporate	3	9	-62.8%	-62.0%

1 same market treatment growth = organic growth less price effects cc = constant currency. Changes in revenue include the impact of changes in foreign currency exchange rates. We use the non-GAAP financial measure at Constant Exchange Rates or Constant Currency to show changes in our revenue without giving effect to period-to-period currency fluctuations. Under U.S. GAAP, revenues received in local (non-U.S. dollar) currency are translated into U.S. dollars at the average exchange rate for the period presented. Once we translate the local currency revenues for the Constant Currency, we then calculate the change, as a percentage, of the current period revenues using the prior period exchange rates versus the prior period revenues. This resulting percentage is a non-GAAP measure referring to a change as a percentage at Constant Currency.

We believe that revenue growth is a key indication of how a company is progressing from period to period and that the non-GAAP financial measure Constant Currency is useful to investors, lenders, and other creditors because such information enables them to gauge the impact of currency fluctuations on a company’s revenue from period to period. However, we also believe that the usefulness of data on Constant Currency period-over-period changes is subject to limitations, particularly if the currency effects that are eliminated constitute a significant element of our revenue and significantly impact our performance. We therefore limit our use of Constant Currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency revenue into U.S. dollars. We do not evaluate our results and performance without considering both Constant Currency period-over-period changes in non-U.S. GAAP revenue on the one hand and changes in revenue prepared in accordance with U.S. GAAP on the other. We caution the readers of this report to follow a similar approach by considering data on Constant Currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue prepared in accordance with U.S. GAAP. We present the fluctuation derived from U.S. GAAP revenue next to the fluctuation derived from non-GAAP revenue. Because the reconciliation is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.

Additional information North America Segment

	Three months ended March 31
unaudited	2016	2015	Change

Care Coordination
Net revenue in US$ million	522	434	20.2%
Operating income (EBIT) in US$ million	10	15	-33.0%
Operating income margin in %	2.0%	3.5%
Delivered EBIT in US$ million	2	6	-72.0%

Dialysis
Net revenue in US$ million	2,522	2,337	7.9%
Operating income (EBIT) in US$ million	426	325	31.2%
Operating income margin in %	16.9%	13.9%
Delivered EBIT in US$ million	368	282	30.7%

Key metrics Care Coordination

	Three months ended March 31
unaudited	2016	2015	Growth in %
North America
Member months under medical cost management1)	93,825	4,305	2079%
Medical cost under management (in US$ million)1)	723	30	2282%
Care Coordination patient encounters	1,307,076	1,272,047	3%

1) The 2016 metrics may be understated due to a physician mapping issue related to the BPCI program within a CMS system which has not yet been resolved. Additionally, data presented for the metrics are subject to finalization by CMS, which may result in changes from previously reported metrics.

Key metrics Dialysis Care Services

	Three months ended March 31, 2016
unaudited	Clinics	Growth in %	De novos	Patients	Growth in %	Treatments	Growth in %
Total	3,432	1%	22	294,043	2%	11,273,342	5%

North America	2,224	2%	10	182,808	3%	7,053,114	6%

EMEA	658	2%	4	55,197	5%	2,095,610	5%
Asia-Pacific	323	2%	6	26,713	4%	970,296	6%
Latin America	227	-8%	2	29,325	-8%	1,154,322	-6%

Quality data

	North America		EMEA		Latin America		Asia-Pacific
in % of patients	Q1 2016	Q4 2015	Q1 2016	Q4 2015	Q1 2016	Q4 2015	Q1 2016	Q4 2015

Clinical Performance
Single Pool Kt/v > 1.2	98	98	96	96	92	92	97	97
No catheter (> 90 days)	85	84	82	82	82	83	91	91
Hemoglobin = 10-12 g/dl	72	72	78	77	52	52	58	60
Hemoglobin = 10-13 g/dl	77	78	77	77	68	69	66	68
Albumin > 3.5 g/dl1)	82	81	91	92	90	90	89	89
Phosphate < 5.5 mg/dl	64	64	78	79	75	75	70	72
Calcium = 8.4-10.2 mg/dl	84	84	74	77	76	75	74	75
Hospitalization days2)	10.0	10.0	9.4	9.4	3.5	3.5	4.3	4.2

Demographics
Average age (in years)	62	62	64	64	59	58	64	64
Average time on dialysis (in years)	3.9	4.0	5.6	5.6	5.1	5.0	5.0	5.0
Average body weight (in kg)	83	82	73	72	68	68	61	60
Prevalence of diabetes (in%)	61	61	31	31	25	25	41	41

1) International standard BCR CRM470

Reconciliation of non U.S. GAAP financial measures to the most directly comparable U.S. GAAP financial measures

	Three months ended March 31
in US$ million, unaudited	2016	2015
Delivered EBIT reconciliation
Total
Operating income (EBIT)	540	504
less noncontrolling interests	(69)	(54)
Delivered EBIT	471	450

North America
Operating income (EBIT)	436	340
less noncontrolling interests	(66)	(52)
Delivered EBIT	370	288

Care Coordination
Operating income (EBIT)	10	15
less noncontrolling interests	(8)	(9)
Delivered EBIT	2	6

Dialysis
Operating income (EBIT)	426	325
less noncontrolling interests	(58)	(43)
Delivered EBIT	368	282

International
Operating income (EBIT)	206	244
less noncontrolling interests	(3)	(2)
Delivered EBIT	203	242

EMEA
Operating income (EBIT)	130	141
less noncontrolling interests	(1)	—
Delivered EBIT	129	141

Asia-Pacific
Operating income (EBIT)	65	85
less noncontrolling interests	(2)	(2)
Delivered EBIT	63	83

Latin America
Operating income (EBIT)	11	18
less noncontrolling interests	—	—
Delivered EBIT	11	18

Corporate
Operating income (EBIT)	(102)	(80)
less noncontrolling interests	—	—
Delivered EBIT	(102)	(80)

Reconciliation of net cash provided by operating activities to EBITDA1)
Total EBITDA	722	680
Interest expense, net	(105)	(102)
Income tax expense	(138)	(138)
Change in working capital and other non-cash items	(299)	7
Net cash provided by operating activities	180	447

Annualized EBITDA2)
Operating income (EBIT)	2,363	2,373
Depreciation and amortization	723	719
Non-cash charges	84	62
Annualized EBITDA	3,170	3,154

1) EBITDA is the basis for determining compliance with certain covenants in Fresenius Medical Care’s long-term debt instruments.

2) EBITDA: including largest acquisitions.